SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 36356; File No. 813-00421]

DPP Investors 2025 LP and DLA Piper LLP (US)

October 7, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30, and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, Applicants request a limited exemption as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited liability companies, partnerships, trusts, corporations or other entities ("Investment Funds") formed for the benefit of eligible employees of DLA Piper LLP (US) and its affiliates from certain provisions of the Act. Each Investment Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: DPP Investors 2025 LP and DLA Piper LLP (US).

Filing Dates: The application was filed on February 28, 2025, and amended on February 26, 2026 and September 30, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on November 2, 2026, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicant: Rita Patel, Rita.Patel@dlapiper.com, and Bradley E. Phipps, Bradley.Phipps@dlapiper.com, DLA Piper LLP (US).

FOR FURTHER INFORMATION CONTACT: Stephan N. Packs, Senior Counsel, or Matthew Cook, Branch Chief, at (202) 551-6720 or IMOCC@sec.gov (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended application, dated September 30, 2026, which may be obtained via the Commission's website by searching for the file number at the top

of this document, or for Applicants using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

**Sherry R. Haywood**,

*Assistant Secretary*